 Filed pursuant to Rule 424(b)(3)
File No. 333-267402

Nomura Alternative Income Fund

Supplement dated April 4, 2025, to the

Prospectus dated July 28, 2024,

as supplemented to date

Effective immediately, the section entitled “MANAGEMENT OF THE FUND – PORTFOLIO MANAGERS” starting on page 50 of the Prospectus is replaced with the following:

PORTFOLIO MANAGERS. The key personnel of the Investment Manager who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:

Matthew Pallai. Matthew Pallai is Chief Investment Officer (“CIO”) of NCM and has served as a portfolio manager of the Fund since its inception. Mr. Pallai joined NCM in April 2022. Mr. Pallai has over two decades of financial services industry experience. Before joining Nomura, he was a Co-founder and CIO of Alterum Capital Partners LLC, a private credit focused investment management business. Prior to co-founding Alterum Capital Partners, he was an Executive Vice President at Harbor Capital Advisers, where, as Head of Multi Asset Solutions, he led the build-out of a new team and investment capability and served as a member of the Management Committee. Mr. Pallai began his career and spent 17 years at J.P. Morgan Asset Management as a portfolio manager focused on security selection, global market dynamics, asset allocation, and portfolio construction on a range of strategies across Securitized Products, Multi-Sector Fixed Income, and Multi Asset Solutions - most recently serving as a co-manager on a suite of Multi Asset Income strategies and Head of the Advisory Portfolio Solutions investment team. Before moving into the Multi-Asset space, Mr. Pallai was a portfolio manager in the Global Fixed Income, Currency & Commodity group, co-managing a suite of Multi Sector Unconstrained Fixed Income portfolios (income oriented, total return, and absolute return), and had lead responsibility for the securitized products investments within these strategies. Previously, he held portfolio management positions on both the Agency and Non-Agency Mortgage (RMBS) Teams. Mr. Pallai holds a Bachelor of Arts in mathematics from Boston College and a Master of Arts in economics from New York University.

Ashu Pal. Ashu Pal is Head of Portfolio Management at NCM and a member of the Investment Committee. Mr. Pal leads NAIFX’s investment strategy, portfolio construction, asset allocation and manages a team of two. Mr. Pal has over two decades experience in private credit and structured debt. Before joining Nomura in 2025, he was a Senior Portfolio Manager at the Maryland State Retirement and Pension System where he has played a pivotal role in building out the plan’s private and liquid credit investments platform. Since internalizing portfolio execution in 2019, the Maryland public and private markets investments under the purview of Mr. Pal consistently garnered top quartile performance. Prior to joining Maryland in 2019, Mr. Pal held stints at Citigroup, the Asian Development Bank, and a proprietary credit fund sponsored by Macquarie Bank of Australia. He began his financial career at UBS Asset Management, where he managed a $7 billion structured debt portfolio. Mr. Pal received an MBA from the University of Chicago and an M.A. in Economics from North Carolina State University. He also holds the Chartered Financial Analyst (CFA) designation and has been a CFA exam grader. Mr. Pal is frequently invited by industry forums to share his expertise in designing and managing investment portfolios focused on private credit and structured debt.

Lily Scanlan. Lily Scanlan is the Junior Portfolio Manager at NCM. She has served the Fund since starting at Nomura in April 2023. Prior to joining Nomura, she was an Investment Analyst at Partners Capital, an outsourced chief investment officer. While there, she assisted in the management of multi-asset class portfolios of up to $1B according to the endowment model. This included building private markets allocations diversified by asset class, strategy, and vintage. Ms. Scanlan holds a Bachelor of Science in Business Administration with a concentration in Finance from Northeastern University. During her time at Northeastern, she gained work experience at JP Morgan, Morgan Stanley, and The Baupost Group.

Please keep this Supplement with the Prospectus for future reference.

Nomura Alternative Income Fund

Supplement dated April 4, 2025, to the

Statement of Additional Information (“SAI”) dated July 28, 2024,

as supplemented to date

1.	Effective immediately, the following replaces the section entitled “The Portfolio Managers” on page 10 of the SAI:

The Portfolio Managers

The persons who have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are Matthew Pallai, Ashu Pal, and Lily Scanlan.

Information provided below regarding other accounts managed by the Portfolios Managers is as of December 31, 2024.

Other Accounts Managed by the Portfolio Managers

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Matthew Pallai
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	1	$74.4	1	$74.4
Other Accounts	0	N/A	0	N/A

Ashu Pal
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	0	N/A	0	N/A
Other Account	0	N/A	0	N/A

Lily Scanlan
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	0	N/A	0	N/A
Other Account	0	N/A	0	N/A

2.	Effective immediately, the following replaces the “Portfolio Managers’ Ownership of Shares” table on page 11 of the SAI:

Portfolio Managers’ Ownership of Shares

Name of Portfolio Management Team Member:	Dollar Range of Shares Beneficially Owned by Portfolio Management Team Member(1)
Matthew Pallai	None
Ashu Pal	None
Lily Scanlan	None

(1)	As of December 31, 2024.

Please keep this Supplement with the SAI for future reference.